THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

82-3708


03029294

24th July, 2003

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Pursuant to clause 41 of the Listing Agreement, we hereby inform you that a meeting of the Board of Directors of the Company will be held on Thursday the 31st July, 2003 to take on record the quarterly Unaudited Financial Results (provisional) of the Company for the 1st quarter ended on 30th June, 2003.

Thanking you,

Yours faithfully,

Asst. Company Secretary

dlw 8/15